Exhibit 99.2

ESCROW AGREEMENT

Agreement dated this 23rd day of June 2010 by and between HotelPlace, Inc. (hereinafter the “Company”) located at 4616 Florida Street, Suite 190, San Diego, California 92116 and Gary B. Wolff (hereinafter “Escrow Agent”) located at 488 Madison Avenue, Suite 1100, New York, New York 10022.

WHEREAS, Escrow Agent warrants and represents that he has read and reviewed the Company’s Form S-1 Registration Statement as initially filed simultaneously with this Escrow Agreement (“Agreement”); and

WHEREAS, based upon such review and in particular, but not limited to that portion of the Registration Statement under the caption “The Offering”, Escrow Agent agrees with the Company to abide by all terms and conditions set forth under the aforesaid heading The Offering.  A copy of such Section being annexed hereto as Exhibit A, and

WHEREAS, the Company is in full agreement with Escrow Agent.

NOW THEREFORE, the parties hereto agree to abide by each of the terms and conditions as set forth in the Company’s Registration Statement as same relate to the Company’s offering of securities and the maintenance of the Escrow Account.

HOTELPLACE, INC.	GARY B. WOLFF, P.C.
4616 Florida Street, Suite 190	488 MADISON AVE., SUTIE 1100
San Diego, California 92116	NEW YORK, NEW YORK 10022

By: /s/ Kenneth J. Yonika	By: /s/ Gary B. Wolff
Kenneth J. Yonika President	Gary B. Wolff

Exhibit A

The Offering

HotelPlace, Inc. (“HP”) is offering, on a best efforts, self-underwritten basis, a minimum of _________ and a maximum of 2,000,000 shares of its common stock at a price of $0.01 per share.  The proceeds from the sale of the shares in this offering will be payable to the Gary B. Wolff, P.C. - Escrow Account.  HP’s escrow agent, Gary B. Wolff, P.C., acts as legal counsel for HP and, therefore, may not be considered an independent third party. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P.C. at the address provided on the Subscription Agreement.

All subscription funds will be held in a noninterest-bearing account pending the achievement of the Minimum Offering, and no funds shall be released to HP until such a time as the minimum proceeds are raised.  If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the offering is extended.  The Company shall have the right, in its sole discretion, to extend the initial offering period for an additional 180 days.   Neither the Company nor any subscriber shall receive interest no matter how long subscriber funds might be held.

 Any additional proceeds received after the minimum offering is achieved will be immediately released to the Company.  The offering may terminate on the earlier of:

(i)

the date when the sale of all 2,000,000 shares is completed,

(ii)

anytime after the minimum offering of ____ shares of common stock is achieved, or

(iii)

180 days from the effective date of this document or any extension thereto.

If the Minimum Offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees unless the Company extends the offering period an additional 180 days.  The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us

Maximum of 2,000,000 shares

Use of proceeds

HP will apply the proceeds from the offering to pay for accounting fees, legal and professional fees associated with the offering. The total estimated costs of the offering ($________) exceed the maximum amount of offering proceeds ($____).

Termination of the offering

The offering will conclude when all 2,000,000 shares of common stock have been sold, anytime after the offering of _______ shares is achieved or 180 days after this registration statement becomes effective with the Securities and Exchange Commission. HP may at its discretion extend the offering for an additional 180 days.

Risk factors

The purchase of our common stock involves a high degree of risk.  The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists.  Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While a market maker has filed a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”)   in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

The Company may not be able to meet the requirements for a public listing or quotation of its common stock. Further, even if the Company's common stock is quoted or granted listing, a market for the common shares may not develop.